UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2


Read instructions at end of Form before preparing Form.  Please print or type.

1.    Name and address of issuer:

      Dreyfus Variable Investment Fund
      200 Park Avenue
      New York, NY  10166

2.    The name of each series or class of securities for which this Form is filed (If the
      form is being filed for all series and classes of securities of the issuer, check the
      box but do not list series or classes):    [  X  ]


3.    Investment Company Act File Number:  811-5125

      Securities Act File Number:  33-13690

4(a). Last day of fiscal year for which this notice is filed:

         December 31, 2004

4(b). [   ] Check box if this Form is being filed late (i.e. more than 90 calendar days after
        the end of the issuer's fiscal year).  (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.


4(c). [   ] Check box if this is the last time the issuer will be filing this Form.

**Balanced Portfolio – Initial Shares**
5.    Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the        $    0
            fiscal year pursuant to section 24(f):                   ---------------

      (ii)  Aggregate price of securities redeemed or           $        0
            repurchased during the fiscal year:                      ---------------

      (iii) Aggregate price of securities redeemed or           $   -0-
            repurchased during any PRIOR fiscal year ending no   ---------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv)  Total available redemption credits [add Items 5(ii)       -$     0
            and 5(iii):                                              -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)       $      0
            [subtract Item 5(iv) from Item 5(i)]:                    ---------------

      (vi)  Redemption credits available for use in future        $(     )
            years -- if Item 5(i) is less than Item 5(iv)            ---------------

1

```
                    [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See        x    .0001177
               Instruction C.9):                                       --------------

        (viii) Registration fee due (multiply Item 5(v) by Item       =$        0
               5(vii) (enter "0" if no fee is due):                    ==============
```

6.      If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-.  If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
```
                                                                      +$    N/A
                                                                      -------------
```

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
```
                                                                      =$        0
                                                                      =============
```

**Balanced Portfolio – Service Shares**

5.      Calculation of registration fee:

```
        (I)    Aggregate sale price of securities sold during the      $        0
               fiscal year pursuant to section 24(f):                  ---------------

        (ii)   Aggregate price of securities redeemed or           $        0
               repurchased during the fiscal year:                 ---------------

        (iii)  Aggregate price of securities redeemed or           $    -0-
               repurchased during any PRIOR fiscal year ending no  ---------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees payable
               to the Commission:

        (iv)   Total available redemption credits [add Items 5(ii)    -$    0
               and 5(iii):                                            --------------

        (v)    Net Sales - if Item 5(I) is greater than Item 5(iv)     $        0
               [subtract Item 5(iv) from Item 5(i)]:                   ---------------

        (vi)   Redemption credits available for use in future       $(        )
               years -- if Item 5(i) is less than Item 5(iv)        ---------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See        x    .0001177
               Instruction C.9):                                       --------------

        (viii) Registration fee due (multiply Item 5(v) by Item       =$     0
               5(vii) (enter "0" if no fee is due):                    ==============
```

6.      If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-.  If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year

for which this form is filed that are available for use by the issuer in future fiscal
years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

                                                                +$      0
                                                                        -------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

                                                                =$      0
                                                                        =============

**Appreciation Portfolio – Initial Shares**
**(f/k/a: Capital Appreciation Portfolio)**
5.      Calculation of registration fee:

        (I)     Aggregate sale price of securities sold during the     $12,690,467
                fiscal year pursuant to section 24(f):                 --------------

        (ii)    Aggregate price of securities redeemed or              $5,899,825
                repurchased during the fiscal year:                    --------------

        (iii)   Aggregate price of securities redeemed or              $      -0-
                repurchased during any PRIOR fiscal year ending no     --------------
                earlier than October 11, 1995 that were not
                previously used to reduce registration fees payable
                to the Commission:

        (iv)    Total available redemption credits [add Items 5(ii)    -$ 5,899,825
                and 5(iii):                                            --------------

        (v)     Net Sales - if Item 5(I) is greater than Item 5(iv)    $6,790,642
                [subtract Item 5(iv) from Item 5(i)]:                  --------------

        (vi)    Redemption credits available for use in future         $
                years -- if Item 5(i) is less than Item 5(iv)          --------------
                [subtract Item 5(iv) from Item 5(I)]:

        (vii)   Multiplier for determining registration fee (See       x   .0001177
                Instruction C.9):                                          -------------

        (viii)  Registration fee due (multiply Item 5(v) by Item       =$ 799.26
                5(vii) (enter "0" if no fee is due):                      =============

6.      If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-.  If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):

                                                                +$      N/A
                                                                        -------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:

                                                                =$ 799.26
                                                                   =========

3

**Appreciation Portfolio – Service Shares**
5.     Calculation of registration fee:

   (I)   Aggregate sale price of securities sold during the                    $        -0-
         fiscal year pursuant to section 24(f):                              ---------------

   (ii)  Aggregate price of securities redeemed or                     $        -0-
         repurchased during the fiscal year:                              --------------

   (iii) Aggregate price of securities redeemed or                    $   -0-
         repurchased during any PRIOR fiscal year ending no            --------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees payable
         to the Commission:

   (iv)  Total available redemption credits [add Items 5(ii)              -$        -0-
         and 5(iii):                                                        -------------

   (v)   Net Sales – if Item 5(I) is greater than Item 5(iv)                 $        -0-
         [subtract Item 5(iv) from Item 5(i)]:                             ---------------

   (vi)  Redemption credits available for use in future                   $(   0   )
         years -- if Item 5(i) is less than Item 5(iv)                     ---------------
         [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See                   x    .0001177
         Instruction C.9):                                                  -------------

   (viii) Registration fee due (multiply Item 5(v) by Item                 =$        -0-
         5(vii) (enter "0" if no fee is due):                             ==============

6.     If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-.  If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                                         +$     N/A
                                                                          -------------

8.     Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                                                          =$    -0-
                                                                          ---------------

**Disciplined Stock Portfolio – Initial Shares**
5.     Calculation of registration fee:

   (I)   Aggregate sale price of securities sold during the                    $        -0-
         fiscal year pursuant to section 24(f):                              ---------------

   (ii)  Aggregate price of securities redeemed or                     $            -0-
         repurchased during the fiscal year:                              --------------

   (iii) Aggregate price of securities redeemed or                    $   -0-
         repurchased during any PRIOR fiscal year ending no            ---------------
         earlier than October 11, 1995 that were not

previously used to reduce registration fees payable
to the Commission:

    (iv)  Total available redemption credits [add Items 5(ii)     -$    -0-
        and 5(iii):                                           --------------

     (v)  Net Sales - if Item 5(I) is greater than Item 5(iv)   $    -0-
        [subtract Item 5(iv) from Item 5(i)]:            --------------

    (vi)  Redemption credits available for use in future     $     0
        years -- if Item 5(i) is less than Item 5(iv)   --------------
        [subtract Item 5(iv) from Item 5(I)]:

   (vii)  Multiplier for determining registration fee (See    x  .0001177
        Instruction C.9):                              --------------

  (viii)  Registration fee due (multiply Item 5(v) by Item    =$    -0-
        5(vii) (enter "0" if no fee is due):           =============

6.      If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-.  If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                          +$    N/A
                                                          -------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                                       -0-
                                                =============

**Disciplined Stock Portfolio – Service Shares**
5.     Calculation of registration fee:

     (I)  Aggregate sale price of securities sold during the     $  0
        fiscal year pursuant to section 24(f):           --------------

    (ii)  Aggregate price of securities redeemed or        $    0
        repurchased during the fiscal year:           --------------

    (iii)  Aggregate price of securities redeemed or       $  -0-
        repurchased during any PRIOR fiscal year ending no   --------------
        earlier than October 11, 1995 that were not
        previously used to reduce registration fees payable
        to the Commission:

    (iv)  Total available redemption credits [add Items 5(ii)     -$    0
        and 5(iii):                                           --------------

     (v)  Net Sales - if Item 5(I) is greater than Item 5(iv)   $    0
        [subtract Item 5(iv) from Item 5(i)]:            --------------

    (vi)  Redemption credits available for use in future     $( 0    )
        years -- if Item 5(i) is less than Item 5(iv)   --------------
        [subtract Item 5(iv) from Item 5(I)]:

     (vii)  Multiplier for determining registration fee (See       x   .0001177
             Instruction C.9):                                                       --------------

    (viii)  Registration fee due (multiply Item 5(v) by Item     =$   0
             5(vii) (enter "0" if no fee is due):                   =============

6.      If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-.  If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the
        issuer's fiscal year (See Instruction D):
                                                              +$    N/A
                                                               ------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii)
        plus line 7]:
                                                         =$    0
                                                         ===========

**Growth and Income Portfolio – Initial Shares**
5.    Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the      $ 4,849
           fiscal year pursuant to section 24(f):                ---------------

     (ii)  Aggregate price of securities redeemed or         $ 1,422
           repurchased during the fiscal year:              ---------------

     (iii)  Aggregate price of securities redeemed or        $33,059,917
           repurchased during any PRIOR fiscal year ending no   ---------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

     (iv)  Total available redemption credits [add Items 5(ii)    -$  33,061,339
           and 5(iii):                                    --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)    $    -0-
           [subtract Item 5(iv) from Item 5(i)]:              ---------------

     (vi)  Redemption credits available for use in future     $(33,056,490)
           years -- if Item 5(i) is less than Item 5(iv)      ---------------
           [subtract Item 5(iv) from Item 5(I)]:

     (vii)  Multiplier for determining registration fee (See       x   .0001177
           Instruction C.9):                                         --------------

    (viii)  Registration fee due (multiply Item 5(v) by Item     =$     -0-
           5(vii) (enter "0" if no fee is due):                 =============

6.      If the response to item 5(i) was determined by deducting an amount of securities that
        were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
        before October 11, 1997, then report the amount of securities (number of shares or
        other units) deducted here: -0-.  If there is a number of shares or other units that
        were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
        for which this form is filed that are available for use by the issuer in future fiscal
        years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                              +$    N/A
                                                                                 -------------

8.     Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                              =$       -0-
                                                                                 =============

**Growth and Income Portfolio – Service Shares**
5.     Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the              $       -0-
           fiscal year pursuant to section 24(f):                             ---------------

     (ii)  Aggregate price of securities redeemed or                       $       -0-
           repurchased during the fiscal year:                                ---------------

     (iii) Aggregate price of securities redeemed or                       $   -0-
           repurchased during any PRIOR fiscal year ending no               ---------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

     (iv)  Total available redemption credits [add Items 5(ii)              -$
           and 5(iii):                                                         --------------

     (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)              $       -0-
           [subtract Item 5(iv) from Item 5(i)]:                              ---------------

     (vi)  Redemption credits available for use in future              $(   0    )
           years -- if Item 5(i) is less than Item 5(iv)                   ---------------
           [subtract Item 5(iv) from Item 5(I)]:

     (vii) Multiplier for determining registration fee (See                 x   .0001177
           Instruction C.9):                                                  --------------

    (viii) Registration fee due (multiply Item 5(v) by Item                =$ -0-
           5(vii) (enter "0" if no fee is due):                               =============

6.     If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                              +$    N/A
                                                                                 -------------

8.     Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                              =$  -0-
                                                                                 =============

**International Equity Portfolio – Initial Shares**
5.     Calculation of registration fee:

|        |                                                                                                                                                                                         |                  |
|--------|-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------|------------------|
| (I)    | Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):                                                                                                | $ 1,465,814 <br> -------------- |
| (ii)   | Aggregate price of securities redeemed or repurchased during the fiscal year:                                                                                                           | $ 2,905 <br> -------------- |
| (iii)  | Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: | $  -0- <br> -------------- |
| (iv)   | Total available redemption credits [add Items 5(ii) and 5(iii):                                                                                                                         | -$ 2,905 <br> ------------- |
| (v)    | Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:                                                                                               | $ 1,462,909 <br> -------------- |
| (vi)   | Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:                                                      | $    ( 0 ) <br> -------------- |
| (vii)  | Multiplier for determining registration fee (See Instruction C.9):                                                                                                                      | x   .0001177 <br> ------------- |
| (viii) | Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):                                                                                                   | =$ 172.18 <br> ============= |

6.      If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.      Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                                    +$    N/A
                                                                                       -------------

8.      Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                                    =$  172.18
                                                                                       =============

**International Equity Portfolio – Service Shares**
5.      Calculation of registration fee:

|       |                                                                                                                                                                                         |                  |
|-------|-----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------|------------------|
| (I)   | Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):                                                                                                | $ -0- <br> -------------- |
| (ii)  | Aggregate price of securities redeemed or repurchased during the fiscal year:                                                                                                           | $  -0- <br> -------------- |
| (iii) | Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: | $  -0- <br> -------------- |
| (iv)  | Total available redemption credits [add Items 5(ii) and 5(iii):                                                                                                                         | -$ -0- <br> ------------- |

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv)          $ -0-
      [subtract Item 5(iv) from Item 5(i)]:                        --------------

(vi)  Redemption credits available for use in future          $(   0    )
      years -- if Item 5(i) is less than Item 5(iv)           --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See         x   .0001177
      Instruction C.9):                                        -------------

(viii) Registration fee due (multiply Item 5(v) by Item       =$ -0-
       5(vii) (enter "0" if no fee is due):                   =============

6.    If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-.  If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.    Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                                   +$    N/A
                                                                   -------------

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                                   =$    -0-
                                                                   =============

**International Value Portfolio – Initial Shares**
5.    Calculation of registration fee:

(I)   Aggregate sale price of securities sold during the        $ 4,587,505
      fiscal year pursuant to section 24(f):                    --------------

(ii)  Aggregate price of securities redeemed or             $   976,653
      repurchased during the fiscal year:                   --------------

(iii) Aggregate price of securities redeemed or             $   -0-
      repurchased during any PRIOR fiscal year ending no    --------------
      earlier than October 11, 1995 that were not
      previously used to reduce registration fees payable
      to the Commission:

(iv)  Total available redemption credits [add Items 5(ii)      -$ 976,653
      and 5(iii):                                              -------------

(v)   Net Sales - if Item 5(I) is greater than Item 5(iv)        $ 3,610,852
      [subtract Item 5(iv) from Item 5(i)]:                     --------------

(vi)  Redemption credits available for use in future          $(       )
      years -- if Item 5(i) is less than Item 5(iv)           --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See         x   .0001177
      Instruction C.9):                                        -------------

(viii) Registration fee due (multiply Item 5(v) by Item       =$ 425.00
       5(vii) (enter "0" if no fee is due):                   =============

6.  If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$    N/A
                                                                        -------------

8.  Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$  425.00
                                                                        =============

**International Value Portfolio – Service Shares**
5.  Calculation of registration fee:

| | | | |
|---|---|---|---|
| (I) | Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): | $ 0 |  |
| (ii) | Aggregate price of securities redeemed or repurchased during the fiscal year: | $ -0- |  |
| (iii) | Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: | $  -0- |  |
| (iv) | Total available redemption credits [add Items 5(ii) and 5(iii): | -$  -0- |  |
| (v) | Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: | $    -0- |  |
| (vi) | Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: | $(  -0-   ) |  |
| (vii) | Multiplier for determining registration fee (See Instruction C.9): | x   .0001177 |  |
| (viii) | Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): | =$ 0 |  |

6.  If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$    N/A
                                                                        -------------

8.  Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$   0
                                                              ============


**Limited Term High Income Portfolio – Initial Shares**
5.  Calculation of registration fee:

    (I)  Aggregate sale price of securities sold during the       $ -0-
         fiscal year pursuant to section 24(f):                   ---------------

    (ii)  Aggregate price of securities redeemed or           $ -0-
          repurchased during the fiscal year:                 ---------------

    (iii)  Aggregate price of securities redeemed or          $ (29,326,055)
           repurchased during any PRIOR fiscal year ending no  ---------------
           earlier than October 11, 1995 that were not
           previously used to reduce registration fees payable
           to the Commission:

    (iv)  Total available redemption credits [add Items 5(ii)       -$ (29,326,055)
          and 5(iii):                                               --------------

    (v)  Net Sales - if Item 5(I) is greater than Item 5(iv)        $ -0-
         [subtract Item 5(iv) from Item 5(i)]:                      ---------------

    (vi)  Redemption credits available for use in future       $ (29,326,055)
          years -- if Item 5(i) is less than Item 5(iv)        ---------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii)  Multiplier for determining registration fee (See          x   .0001177
           Instruction C.9):                                         --------------

    (viii)  Registration fee due (multiply Item 5(v) by Item         =$ 0.00
            5(vii) (enter "0" if no fee is due):                     ============

6.  If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.  Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                              +$    N/A
                                                              -------------

8.  Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                              =$   0.00
                                                              ============

**Limited Term High Income Portfolio – Service Shares**
5.  Calculation of registration fee:

    (I)  Aggregate sale price of securities sold during the       $ -0-
         fiscal year pursuant to section 24(f):                   ---------------

(ii)  Aggregate price of securities redeemed or repurchased during the fiscal year:    $ -0-

(iii)  Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:    $ -0-

(iv)  Total available redemption credits [add Items 5(ii) and 5(iii):    $ -0-

(v)  Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:    $ -0-

(vi)  Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:    $( )

(vii)  Multiplier for determining registration fee (See Instruction C.9):    x .0001177

(viii)  Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):    =$ -0-

6.    If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.    Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):    +$ N/A

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:    =$ -0-

**Money Market Portfolio**

5.    Calculation of registration fee:

(I)  Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):    $237,783,873

(ii)  Aggregate price of securities redeemed or repurchased during the fiscal year:    $261,895,262

(iii)  Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:    $

(iv)  Total available redemption credits [add Items 5(ii) and 5(iii):    -$261,895,262

(v)  Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:    $ -0-

12

(vi)  Redemption credits available for use in future          $( 24,111,389 )
      years -- if Item 5(i) is less than Item 5(iv)           --------------
      [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See           x   .0001177
      Instruction C.9):                                          --------------

(viii) Registration fee due (multiply Item 5(v) by Item        =$     -0-
       5(vii) (enter "0" if no fee is due):                    ==============

6.    If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-.  If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.    Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):
                                                              +$    N/A
                                                               -------------

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:
                                                              =$      -0-
                                                               =============

**Quality Bond Portfolio – Initial Shares**
5.    Calculation of registration fee:

  (I)   Aggregate sale price of securities sold during the      $27,592,046
        fiscal year pursuant to section 24(f):                  --------------

  (ii)  Aggregate price of securities redeemed or             $5,541,475
        repurchased during the fiscal year:                    --------------

  (iii) Aggregate price of securities redeemed or             $  16,777,600
        repurchased during any PRIOR fiscal year ending no      --------------
        earlier than October 11, 1995 that were not
        previously used to reduce registration fees payable
        to the Commission:

  (iv)  Total available redemption credits [add Items 5(ii)      -$22,319,075
        and 5(iii):                                              -------------

  (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)      $ 5,272,971
        [subtract Item 5(iv) from Item 5(i)]:                    --------------

  (vi)  Redemption credits available for use in future         $( -0- )
        years -- if Item 5(i) is less than Item 5(iv)           --------------
        [subtract Item 5(iv) from Item 5(I)]:

  (vii) Multiplier for determining registration fee (See          x   .0001177
        Instruction C.9):                                         -------------

  (viii) Registration fee due (multiply Item 5(v) by Item       =$ 620.63
         5(vii) (enter "0" if no fee is due):                   ==============

6.     If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):


+$    N/A
-------------

8.     Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:


=$  620.63
=============

**Quality Bond Portfolio – Service Shares**
5.     Calculation of registration fee:

| | | |
|---|---|---|
| (I) | Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): | $ 0.00 <br> --------------- |
| (ii) | Aggregate price of securities redeemed or repurchased during the fiscal year: | $  0.00 <br> --------------- |
| (iii) | Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: | $  -0- <br> --------------- |
| (iv) | Total available redemption credits [add Items 5(ii) and 5(iii): | -$   0.00 <br> ------------- |
| (v) | Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: | $ 0.00 <br> --------------- |
| (vi) | Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: | $(  0  ) <br> --------------- |
| (vii) | Multiplier for determining registration fee (See Instruction C.9): | x   .0001177 <br> ------------- |
| (viii) | Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): | =$   0.000 <br> ============= |

6.     If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):


+$    N/A
-------------

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                         =$    0.00
                                                         =============


**Developing Leaders Portfolio – Initial Shares**
5.   Calculation of registration fee:

   (I)   Aggregate sale price of securities sold during the          $ 22,818,658
         fiscal year pursuant to section 24(f):                      --------------

   (ii)  Aggregate price of securities redeemed or                   $ 21,766,258
         repurchased during the fiscal year:                         --------------

   (iii) Aggregate price of securities redeemed or                   $  611,208,890
         repurchased during any PRIOR fiscal year ending no          --------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees payable
         to the Commission:

   (iv)  Total available redemption credits [add Items 5(ii)         -$  632,975,148
         and 5(iii):                                                 --------------

   (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)              $
         [subtract Item 5(iv) from Item 5(i)]:                       --------------

   (vi)  Redemption credits available for use in future            $(610,156,490)
         years -- if Item 5(i) is less than Item 5(iv)               --------------
         [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See               x   .0001177
         Instruction C.9):                                           --------------

   (viii) Registration fee due (multiply Item 5(v) by Item              =$ 0.00
          5(vii) (enter "0" if no fee is due):                        =============


6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                         +$     N/A
                                                         -------------

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                         =$    0.00
                                                         =============

**Developing Leaders Portfolio – Service Shares**
5.   Calculation of registration fee:

   (I)   Aggregate sale price of securities sold during the          $      0
         fiscal year pursuant to section 24(f):                      --------------

   (ii)  Aggregate price of securities redeemed or                   $      0

15

```
              repurchased during the fiscal year:              --------------

     (iii)  Aggregate price of securities redeemed or          $  -0-
            repurchased during any PRIOR fiscal year ending no --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii)    -$   0
            and 5(iii):                                            --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)     $   0
            [subtract Item 5(iv) from Item 5(i)]:                  --------------

     (vi)   Redemption credits available for use in future       $(      )
            years -- if Item 5(i) is less than Item 5(iv)         --------------
            [subtract Item 5(iv) from Item 5(I)]:

     (vii)  Multiplier for determining registration fee (See       x   .0001177
            Instruction C.9):                                     --------------

    (viii)  Registration fee due (multiply Item 5(v) by Item       =$   0
            5(vii) (enter "0" if no fee is due):                  ==============
```

6.    If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-.  If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.    Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

```
                                                               +$    N/A
                                                               -------------
```

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

```
                                                               $-0-
                                                               =============
```

**Small Company Stock Portfolio`- Initial Shares**
5.    Calculation of registration fee:

```
      (I)   Aggregate sale price of securities sold during the    $    -0-
            fiscal year pursuant to section 24(f):                --------------

     (ii)   Aggregate price of securities redeemed or           $ 0
            repurchased during the fiscal year:                   --------------

     (iii)  Aggregate price of securities redeemed or           $ 4,403,086
            repurchased during any PRIOR fiscal year ending no   --------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

     (iv)   Total available redemption credits [add Items 5(ii)     -$ 4,403,086
            and 5(iii):                                            --------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)      $
            [subtract Item 5(iv) from Item 5(i)]:                   --------------
```

|       |      |                                                                 |                    |
|-------|------|-----------------------------------------------------------------|--------------------|
| (vi)  |      | Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: | $(4,403,086) <br> -------------- |
| (vii) |      | Multiplier for determining registration fee (See Instruction C.9): | x   .0001177 <br> ------------- |
| (viii)|      | Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): | =$  0.00 <br> ============= |

6.     If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-.  If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.     Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):

                                                                        +$    N/A
                                                                        -------------

8.     Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:

                                                                        =$  0.00
                                                                        =============

**Small Company Stock Portfolio`- Service Shares**
5.     Calculation of registration fee:

|        |      |                                                                 |                    |
|--------|------|-----------------------------------------------------------------|--------------------|
| (I)    |      | Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f): | $ 0 <br> -------------- |
| (ii)   |      | Aggregate price of securities redeemed or repurchased during the fiscal year: | $ 0 <br> -------------- |
| (iii)  |      | Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission: | $  -0- <br> -------------- |
| (iv)   |      | Total available redemption credits [add Items 5(ii) and 5(iii): | -$ 0 <br> ------------- |
| (v)    |      | Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]: | $ 0 <br> -------------- |
| (vi)   |      | Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]: | $(      ) <br> -------------- |
| (vii)  |      | Multiplier for determining registration fee (See Instruction C.9): | x   .0001177 <br> ------------- |
| (viii) |      | Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due): | =$   0 <br> ============= |

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$    N/A
-------------

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 0
============

**Special Value Portfolio – Initial Shares**
5. Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$    -0-
--------------

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$    -0-
--------------

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$  17,085,161
--------------

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):

-$17,085,161
-------------

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$0
--------------

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$(17,085,161)
--------------

(vii) Multiplier for determining registration fee (See Instruction C.9):

x   .0001177
-------------

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ 0.00
==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$    N/A
-------------

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$  0.00
                                                                      ==============

**Special Value Portfolio – Service Shares**
5.    Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the          $     -0-
            fiscal year pursuant to section 24(f):                        ---------------

      (ii)  Aggregate price of securities redeemed or                   $     -0-
            repurchased during the fiscal year:                           ---------------

      (iii) Aggregate price of securities redeemed or                   $  -0-
            repurchased during any PRIOR fiscal year ending no            ---------------
            earlier than October 11, 1995 that were not
            previously used to reduce registration fees payable
            to the Commission:

      (iv)  Total available redemption credits [add Items 5(ii)        -$   -0-
            and 5(iii):                                                   -------------

      (v)   Net Sales - if Item 5(I) is greater than Item 5(iv)          $     -0-
            [subtract Item 5(iv) from Item 5(i)]:                          ---------------

      (vi)  Redemption credits available for use in future            $(   0    )
            years -- if Item 5(i) is less than Item 5(iv)                 ---------------
            [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See              x   .0001177
            Instruction C.9):                                             -------------

      (viii) Registration fee due (multiply Item 5(v) by Item           =$     -0-
             5(vii) (enter "0" if no fee is due):                          ==============


6.    If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.  If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.    Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$    N/A
                                                                      -------------

8.    Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$     -0-
                                                                      =============


**TOTAL FOR ALL:**                                                  =$  2,017.07
                                                                      =============


9.    Date the registration fee and interest payment was sent to the Commission's lockbox depository:

Method of Delivery:

[  X  ]  Wire Transfer
[       ]  Mail or other means


SIGNATURES


This report has been signed below by the following person on behalf of the issuer and in the capacity and on the date indicated.


By (Signature and Title)*      /s/ Michael A. Rosenberg
                               Michael A. Rosenberg, Secretary


Date: March 28, 2005


* Please print the name and title of the signing officer below the signature.